UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. __)*

Network Engines, Inc.
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(Name of Issuer)

Common Stock, $0.01 par value per share
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(Title of Class of Securities)

64121A-10-7
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(CUSIP Number)

February 6, 2009
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,650,098
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,650,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,650,098
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,650,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,121,564 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,121,564 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,564 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN
(1) See response to Item 4.

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,121,564 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,121,564 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,564 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO
(1) See response to Item 4.

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,650,098
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,650,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,650,098
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,650,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 64121A-10-7

Introductory Statement

This Schedule 13G amends the Schedule 13D previously filed by the reporting persons with the Securities and Exchange Commission on November 20, 2007, as amended by Amendment No. 1 to Schedule 13D filed on July 17, 2008 (collectively the “Schedule 13D”).  The reporting persons are eligible to report on Schedule 13G and have accordingly, filed this Schedule 13G to replace their previously filed Schedule 13D.

Item 1.

(a) Name of Issuer

Network Engines, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

25 Dan Road, Canton, Massachusetts 02021

Item 2.

(a) Name of Person Filing

Trinad Capital Master Fund, Ltd.
Trinad Capital LP
Trinad Management, LLC
Trinad Advisors II, LLC
Robert S. Ellin
Jay A. Wolf

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(c) Citizenship

Trinad Capital Master Fund, Ltd. - Cayman Islands

Trinad Capital LP - Delaware

Trinad Management, LLC - Delaware

Trinad Advisors II, LLC - Delaware

Robert S. Ellin - United States

Jay A. Wolf - United States

(d) Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

CUSIP No. 64121A-10-7

(e) CUSIP Number

64121A-10-7

Item 3.

Not Applicable

Item 4. Ownership

(a)           Amount beneficially owned:

Trinad Capital Master Fund, Ltd	3,650,098
Trinad Management, LLC	3,650,098
Trinad Capital LP	3,121,564(1)
Trinad Advisors II, LLC	3,121,564(1)
Robert S. Ellin	3,650,098
Jay A. Wolf	3,650,098

(1) As of January 31, 2009, Trinad Capital LP (the owner of 85.52% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (the general partner of Trinad Capital LP), are each deemed the beneficial owner of 85.52% of the shares of the 3,650,098 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

 (b)           Percent of Class

Trinad Capital Master Fund, Ltd	8.4%
Trinad Management, LLC	8.4%
Trinad Capital LP	7.2%
Trinad Advisors II, LLC	7.2%
Robert S. Ellin	8.4%
Jay A. Wolf	8.4%

The percentages used herein and are calculated based on 43,183,595 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 20, 2009, in the Issuer's latest Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on January 28, 2009.

(c) Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

0

(ii)           Shared power to vote or to direct the vote:

3,650,098

 (iii)           Sole power to dispose or to direct the disposition of:

0

CUSIP No. 64121A-10-7

(iv)           Shared power to dispose or to direct the disposition:

3,650,098

Trinad Management, LLC serves as investment adviser to Trinad Capital Master Fund, Ltd. and Trinad Capital LP. By reason of such relationship Trinad Management, LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned directly by Trinad Capital Master Fund, Ltd. Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin serves as portfolio manager and the managing member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. Jay A. Wolf serves as portfolio manager and a managing director of Trinad Management, LLC; the manager of the Trinad Capital Master Fund, Ltd. and managing director of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.  By reason of such relationships Robert S. Ellin and Jay A. Wolf may be deemed to share voting and dispositive power over the shares of common stock listed as beneficially owned by Trinad Capital Master Fund, Ltd. Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of common stock listed as beneficially owned by Trinad Capital Master Fund, Ltd. or any other person reporting on the schedule.

Item 5.                      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6                       Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Be Reported on by the Parent Holding Company:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:

Not Applicable.

Item 9.                      Notice of Dissolution Of Group:

Not Applicable.

Item 10. Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having a purpose or effect.

CUSIP No. 64121A-10-7

Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of February 6, 2009, by and among Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf

CUSIP No. 64121A-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: February 6, 2009	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: February 6, 2009
TRINAD CAPITAL LP
a Delaware limited partnership

By:  TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:          /s/ Robert S. Ellin
Robert S. Ellin, Managing Member
Date: February 6, 2009

TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: February 6, 2009
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: February 6, 2009	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: February 6, 2009

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 64121A-10-7

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: February 6, 2009	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: February 6, 2009
TRINAD CAPITAL LP
a Delaware limited partnership

By:  TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:          /s/ Robert S. Ellin
Robert S. Ellin, Managing Member
Date: February 6, 2009

TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: February 6, 2009
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: February 6, 2009	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: February 6, 2009